Mail Stop 3561

November 15, 2007

Scott K. Ginsburg, Chief Executive Officer
DG FastChannel, Inc.
750 West John Carpenter Freeway, Suite 700
Irving, TX 75039

       Re: **DG FastChannel, Inc.**
                    Registration Statement on Form S-3 filed October 16, 2007
                    File No. 333-146728
                    Form 10-K filed April 2, 2007
                    Amendment No. 1 to Form 10-K filed April 27, 2007
                    Form 10-Q/A for the fiscal quarter ended June 30, 2007 filed
                        November 14, 2007
                    Form 10-Q for the fiscal quarter ended September 30, 2007 filed
                        November 14, 2007
                    Form 8-K/A filed October 2, 2007
                    File No. 0-27644

Dear Mr. Ginsburg:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note that you filed Form 8-K on June 1, 2006 reporting the acquisition of FastChannel Network Inc. under Item 1.01. Please file an amendment to report the acquisition under Item 2.01 and incorporate by reference the financial statements and pro forma financial information included in Form S-4/A filed May 3, 2006 under Item 9.01. Also, we note that you filed Form S-3 on 10/12/06 and Form S-3/A 12/4/06 that included pro forma financial information for the six months ended June 30, 2006 and nine months ended September 30, 2006. Please tell us whether you filed pro forma financial information for the three months ended March 31, 2006. If so, incorporate by reference the pro forma information for the three months ended March 31, 2006 in the amended Form 8-K under Item 9.01. Otherwise, please file the pro forma information for the three months ended March 31, 2006 in the amended Form 8-K as required by Item 9.01 of Form 8-K.

2. We note the incorporation by reference of your current report on Form 8-K filed June 8, 2007 reporting the acquisition of Pathfire, Inc. under Item 1.01 and the financial statements and pro forma financial information filed under Item 9.01. Please file an amendment to report the acquisition under Item 2.01. In the amendment please revise the unaudited financial statements of Pathfire, Inc. to comply with Article 10 of Regulation S-X and the pro forma financial information to comply with the requirements of Article 11 of Regulation S-X. For example:

   a) With respect to the unaudited financial statements of Pathfire, Inc.:

      - Include a statement that the unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented;

      - Include a statement that all adjustments are of a normal recurring nature or disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments; and

      - Disclose changes in accounting principles, such as the adoption of FIN 48, and other items required by Rule 10-01(a)(5) of Regulation S-X.

   b) With respect to the pro forma financial information:

      - Include an introductory paragraph which sets forth a description of the transaction, the entities involved and the periods for which the pro forma information is presented;

      - Include a footnote showing the calculation of the purchase price; and

- Expand the disclosure in the footnotes to clearly explain the assumptions involved in determining each of the pro forma adjustments, to identify the intangible assets likely to be recognized in the allocation of the purchase price, highlight the uncertainties regarding the effects of amortization periods assigned to the assets, and describe the factors that contributed to a purchase price that results in recognition of goodwill.

3. We note the pro forma financial information on pages 23 – 25, the unaudited financial statements of Point.360 in Annex A and the incorporation by reference of your current report on Form 8-K filed August 14, 2007 reporting the acquisition of Point.360 under Item 1.01. We also note the pro forma financial information and financial statements of Point.360 included in Form S-4/A filed July 11, 2007. Please file an amendment to your current report on Form 8-K filed August 14, 2007 to report the acquisition under Item 2.01. In the amendment please include the unaudited financial statements and pro forma financial information presently included in the filing and incorporate by reference the financial statements and pro forma financial information included in Form S-4/A filed July 11, 2007 under Item 9.01. In addition, please revise the unaudited financial statements of Point.360 to comply with Article 10 of Regulation S-X and pro forma financial information to comply with the requirements of Article 11 of Regulation S-X. Refer to the comment above.

Documents incorporated by reference, page 26

4. Please make revisions to your list of incorporated documents to reflect the correct filing dates. For example, your quarterly report on Form 10-Q for the period ended March 31, 2007 was filed on May 11, 2007 and one of your current reports on Form 8-K was filed on April 17, 2007. Please also ensure that any future current and periodic reports filed by you are incorporated, as applicable.

Undertakings, page II-2

5. Please provide the undertakings required by Item 512(a)(5) and Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

6. We note that the legal opinion refers to the "corporate laws of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the corporate laws of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Form 10-K for the period ended December 31, 2006 filed on April 2, 2007

Item 1. Business, page 4

7. Please describe the general development of your business during the past five years including the year in which you were organized, the acquisition or disposition of any material amount of assets other than in the ordinary course of business and any material changes in the mode of conducting the business. In this regard, we note the acquisitions and disposition disclosed in Notes 3 and 4 and the reference to the Broadcast acquisition in Note 5 to your financial statements. Refer to Item 101(a)(1) of Regulation S-K.

Selected Financial Data, page 26

8. Briefly describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or dispositions of business operations, that materially affect the comparability of the information. Refer to Item 301(b)(2) of Regulation S-K.

Management's Discussion and Analysis, page 28

9. Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

- Include economic or industry-wide factors relevant to your business;

- Serve to inform readers about how you earn revenues and income and generate cash;

- Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through acquisition, your sales cycle and history of losses and the actions you are taking to address those opportunities, challenges and risks; and

- Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov. and Item 303 of Regulation S-K.

10. Please provide a discussion of all significant transactions that materially affected your financial position, liquidity and reported income for each of the years presented. For example, we would expect you to disclose significant investments, acquisitions and dispositions, financing transactions such as the repayment of the MDX note, impairment losses and the adoption of SFAS 123(R).

11. In a separately-captioned section, note whether or not you have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. See Item 303(a) of Regulation S-K.

Critical Accounting policies, page 28

12. Please revise your disclosure to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Results of Operations, page 33

13. Please include a discussion of the results from discontinued operations for each of the years presented, including an analysis of income tax expense or benefit allocated to discontinued operations.

14. Please disclose the impact of changes in non-deductible items and state income taxes in your discussions and analysis of the provision for income taxes to the extent material to a change in the effective tax rate for the years presented.

Item 9A- Controls and Procedures, page 38

15. We note that management identified a material weakness in connection with the preparation of financial statements for the fiscal year ended December 31, 2006. We also note that management concluded that your internal controls were effective for the period ended March 31, 2007. Please provide more detail on how the material weaknesses were remedied and whether you completed all the remediation steps you outline on page 39. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies.

16. Please tell us the nature and amount of the audit adjustments referred to in the last paragraph under the "Internal Control over Financial Reporting" heading. Also tell us the effects of the adjustments on previously reported quarterly results. If material, please tell us what consideration was given to correcting errors in previously issued quarterly financial statements and/or disclosing the effect and nature of the adjustments in Note 16.

17. In the last sentence under "Plans for Remediation," you state "other than the foregoing initiatives…, there has been no change in our internal control over financial reporting…." Please remove the first part of this statement indicating that "there has been no change" in your internal controls over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

Financial Statements, page F-1

18. We note your references to independent and third party valuations in Notes 3, 6 and 19 to your financial statements. Please revise to delete these references or provide the name of the independent or third-party expert to whom you refer, and obtain and file consents required by Item 601(b)(23) of Regulation S-K. Also, please similarly revise future filings on Form 10-Q. Refer to Section 436(b) of Regulation C.

Report of Independent Registered Public Accounting Firm, page F-2

19. Please file a revised report from your independent registered public accounting firm which refers to the standards, as opposed to the auditing standards, of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1.

Consolidated Statements of Operations, page F-4

20. Please provide us with a reconciliation of depreciation and amortization to the aggregate depreciation and amortization amounts reflected in the consolidated statements of cash flows.

Consolidated Statements of Cash Flows, page F-6

21. We note the "impairment of goodwill" and "impairment of fixed assets" line items in adjustments to reconcile net income (loss) to net cash provided by operating activities. Please disclose the information required by paragraph 47 of SFAS 142 with respect to the impairment of goodwill and present the goodwill impairment loss as a separate line item in the statements of operations or disclose that the impairment loss is classified within the results of discontinued operations. Please also disclose as applicable the information required by paragraph 26.a. or 47.b. of SFAS 144 with respect to the impairment of fixed assets.

22. Please tell us the items and their amounts included in the "non-cash component of purchase price to acquire a business" line item for the year ended December 31, 2006 in the summary of non-cash financing activities.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

23. Reference is made to your disclosure on page 4 that your services include online creative research, media production and duplication, distribution, management of exiting advertisements and broadcast verification. Please disclose your revenue recognition policy for these services. Please also disclose your shipping terms or basis for recognizing product sales at the time of delivery to a common carrier. In addition, please explain to us how you account for arrangements under which you render multiple services, including how you determine whether the deliverables are separate units of accounting and how you measure and allocate consideration to the separate units of accounting. In your response, please discuss the principles and application of EITF 00-21.

Stock Option Plans, page F-10

24. Please disclose the effect on income from continuing operations, net income, cash flows and basic and diluted earnings per share as required by paragraph 84 of SFAS 123(R) or tell us why you do not believe these disclosures are applicable.

Note 3. Investment and Acquisitions, page F-12

25. Please disclose the amount of the unrealized gain on your investment in Point.360 in accumulated comprehensive income. Refer to paragraph 19 of SFAS 115.

26. Please disclose the period for which the results of operations of FastChannel are included in your consolidated statements of operations, the basis for determining the value assigned to the securities issued and the factors that contributed to a purchase price that results in recognition of goodwill. Refer to paragraph 51 of SFAS 141.

Note 9. Long-Term Debt, page F-18

27. Please disclose the aggregate amount of principal payments for each of the five succeeding years as required by paragraph 10.a. of SFAS 47.

28. We note your disclosure in Note 6 to the financial statements in Form 10-Q/A for the quarterly period ended June 30, 2007 that the credit facility disclosed in the last paragraph on page F-19 contained covenants including limitations on dividends. Please describe the restrictions on the payment of dividends in accordance with Rule 4-08(e) of Regulation S-X.

Note 10. Income Taxes, page F-20

29. Please disclose the tax effect of each type of temporary difference that gives rise to a significant portion of deferred tax assets and liabilities. For example, please separately disclose any significant current temporary differences and the temporary differences related to non-deductible intangibles and fixed asset basis. Refer to paragraph 43 of SFAS 109.

30. Please provide us with a reconciliation of deferred income tax expense and benefits to the amounts disclosed in the consolidated statements of cash flows.

Note 12. Stockholders' Equity, page F-21

31. Please disclose that you gave retroactive effect to the reverse split. Refer to SAB Topic 4:C.

Note 13. Stock Plans, page F-22

32. Please disclose the compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to paragraph A240.h. of SFAS 123(R).

Note 15. Net Income (Loss) Per Share, page F-25

33. Please tell us why your computation of diluted earnings per share complies with the guidance in paragraph 15 of SFAS 128. In addition, please disclose for each year presented securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. Refer to paragraph 40.c. of SFAS 128.

Note 16. Unaudited Quarterly Financial Information, page F-26

34. Please describe the effect of any disposals of segments and unusual and infrequently occurring items, such as the write-off of loan origination fees, other-than-temporary impairments of investments and impairments of goodwill and long-lived assets recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which had a material affect on quarterly results. Refer to Item 302(a) of Regulation S-K.

Note 19. Related Party Transaction, page F-28

35. Please disclose the number of shares of common stock issued in connection with the retirement of the Media DVX promissory note and the basis of its valuation.

Schedule II – Valuation and Qualifying Accounts, page S-1

36. We note that the additions charged to operations differ from the amounts of provisions for doubtful accounts disclosed in the consolidated statements of cash flows. Please advise or revise.

Exhibit 31.1 and 31.2

37. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. Specifically, please revise to exclude your definition of "the Registrant" in line 1. Also, given that you provided a report on internal controls, please revise paragraph 4. to include the second half of the introductory sentence and subparagraph (b) as required by Item 601(b)(31)(i) of Regulation S-K.

Form 10-K/A for the period ended December 31, 2006 filed on April 27, 2007

Item 11 – Executive Compensation

Compensation Discussion and Analysis, page 7

38. You indicate that management develops compensation plans by utilizing publicly available compensation data in the media services and technology industries. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. Further, identify the components of the peer company data that you used in your benchmarking and how this information assisted you in making your compensation decisions. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 8

39. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Ginsburg's salary is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

40. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element of pay. See Item 402(b)(1)(v) of Regulation S-K.

Annual Bonus, page 9

41. You have not provided quantitative disclosure of the financial and other operational goals that the compensation committee established for the performance-based cash bonus. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

42. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout under your performance-based cash bonus plan. For example, please explain why Mr. Nguyen received an additional bonus in 2006. See Item 402(b)(2)(vi) of Regulation S-K.

Termination or Change-in-Control Payments, page 17

43. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decisions regarding other compensation elements.

Item 13 – Certain Relationships and Related Transactions, page 23

44. Describe in further detail the procedures and policies you used in the review, approval and ratification of the guarantor agreement with Scott K. Ginsburg. See Item 404(b) of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2007

Item I. Financial Statements

45. We note the restatement of your financial statements to correct your accounting for the settlement of the dispute with Pathfire. Please file a current report on Form 8-K under Item 4.02. Also, tell us when you recognized the liability settled in connection with your acquisition of Pathfire and how you recorded the estimated loss in your financial statements. If this liability related to the arbitration proceeding disclosed in Note 14 to your audited financial statements in Form 10-K, explain to us why the loss was not disclosed in accordance with paragraph 9 of SFAS 5.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

46. Please address the comments above in future filings on Form 10-Q as applicable.

Item I. Financial Statements

Note 2. Acquisitions, page 9

47. It appears that you have not recognized technology-based intangible assets in the purchase price allocations on page 10. Please advise in detail in light of the guidance in paragraph 39 and Appendix A of SFAS 141.

Item 4. Controls and Procedures, page 23

48. You state that you maintain a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed by you is recorded, processed, summarized, and reported to management, including your chief executive officer and chief financial officer, in a timely manner. In future filings, please revise to state, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please also confirm to us that the inclusion of the full definition of disclosure controls and procedures would not affect your conclusion on the effectiveness of your disclosure controls and procedures.

Form 8-K/A filed October 2, 2007

49. Please provide us with the significance test you performed to determine that none of the conditions specified in Rule 1-02(w) of Regulation S-X exceeds 20 percent.

*   *   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David R. Earhart, Esq.
      Gardere Wynne Sewell LLP
      Via Facsimile